U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Commission File Number: 0-50488

WESTERN WIND ENERGY CORP.

(Exact name of registrant as specified in its charter)

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7

(604) 781-4192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__           Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___          No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.

N E W S R E L E A S E

May 5, 2004

Toronto Stock Exchange (Venture) Symbol: "WND"

Berlin Stock Exchange Symbol: "WWE"

Issued and Outstanding: 13,549,738

Including 1,150,000 escrow shares

Execution of Formal Power Purchase Agreement

Further to the Company's news release of February 25, 2004, the Company is pleased to announce the formal execution of a definitive, formal and binding Master Power Purchase Agreement ("PPA") with Arizona Public Service Company ("APS").

The terms of the Agreement call for APS to purchase from Verde Resources Corporation ("VRC") (a wholly owned Arizona subsidiary of Western Wind Energy Corporation), 15 megawatts of wind energy electrical generation. Specific terms call for a fixed energy rate to be paid to VRC for up to 32,193,000-kilowatt hours per year of energy and all the associated "green" credits. Energy production over the above amount will be based upon a formula derived from the Dow Jones Firm Palo Verde On-Off Peak Index. Additional "green" credits may be sold to APS at a mutually agreed upon price.

VRC will retain any and all production tax credits ("PTC") associated with the sale of energy under this transaction pursuant to section 45 of the Internal Revenue Code.

The power purchase rate and PTC will have a minimum annual revenue stream to VRC of US $2.35 million annually. This amount does not include the annual inflation adjustments stipulated in the PPA.

The Company and APS initially began contract negotiations and preparations in October, 2003. This process was very time consuming and required a major commitment on behalf of APS and the Company. The Company would like to thank the staff at APS and would also like to thank the law firm of Gallagher & Kennedy for their professional expertise and dedication in navigating the Company through this intensive process.

The Company has been approached by numerous institutional tax investors willing to participate in the financing of this US $15 million capital project. The Company anticipates financing this project through tax partnerships and does not anticipate dilution to the Company's present shareholders. The Company has also been involved with several world-class turbine manufacturers and has been offered the opportunity to show-case state of the art wind turbines in the plus 2 megawatt capacity size range.

The contract calls for the completion of the project by March 31, 2006 and allows for a condition for extension to March 31, 2007. There are significant additional tax benefits if the Company can complete the project before that date and as such, the Company will use its best efforts to complete the project as soon as possible. Formal site engineering will commence in mid May and procedures to file for interconnection and exempt wholesale generation status ("EWG") with the Federal Energy Regulatory Commission ("FERC") will commence immediately.

This will be the first wind park in the State of Arizona and the Company is proud to be part of this exciting endeavor. This power purchase agreement is also one of the first wind power purchase agreements to be constructed on the Edison Electric Institute's Master Power Purchase Agreement format.

The Company is currently working on developing additional sites in Arizona, California and New Brunswick. The Company is currently in the bid evaluation process for 100 megawatts from its project site in Tehachapi, California and has submitted a 20-megawatt bid with New Brunswick Power. The Company will keep its shareholders informed, as these developments unfold.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeffrey J. Ciachurski"

Jeffrey J. Ciachurski

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.

N E W S R E L E A S E

May 12, 2004

Toronto Stock Exchange (Venture) Symbol: "WND"

Berlin Stock Exchange Symbol: "WWE"

Issued and Outstanding: 13,569,738

Including 1,150,000 escrow shares

Commencement of 400 MW Wind Project Near Hoover Dam

The Company is pleased to announce the formal launch of the 400-megawatt ("MW") Kingman Project located 42 line miles southeast of the Hoover Dam in Arizona.

The Company has commenced formal engineering, feasibility and environmental assessment of the Kingman Project and will be making a formal presentation to the Phoenix office of the Western Area Power Administration ("WAPA") on June 2, 2004.

The project proponent is Mr. Steve Mendoza P.E., Executive Vice-President and Chief Engineer of Western Wind Energy Corporation. Mr. Mendoza has been an early advocate of wind energy working together with hydro generation, with the latter serving to firm up wind energy's "as available" nature.

The Company's Kingman Project consists of 22,000+ acres of Federal land applications, 8,300 acres of long term (30 years) private land leases and 440 acres of fee simple land owned by the Company. The Company has further applied for 400 MW of interconnection and wheeling with WAPA.

Considering the chronic water shortages facing the Colorado River system and the associated decline in power generation, the Company's 400 MW Kingman Project offers a valuable and much needed energy resource supplement to the region's renewable energy needs. There are five (5) transmission lines that pass through the Company's properties and these pathways will allow the Company to market its valued renewable energy to the Arizona, Nevada and California markets.

The Company's Kingman Project will be built in stages and will be financed through tax partnerships. These partnerships allow capital funding for the Project's engineering, equipment, procurement and construction; provide a steady income stream to Western Wind Energy while preventing unnecessary dilution to the Company's existing shareholders.

The Company is the first and currently, the only public company to have executed a power purchase agreement with a regulated Arizona utility.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeffrey J. Ciachurski"

Jeffrey J. Ciachurski

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.

N E W S R E L E A S E

May 20, 2004

Toronto Stock Exchange (Venture) Symbol: "WND"

Berlin Stock Exchange Symbol: "WWE"

Issued and Outstanding: 13,814,024

Including 1,150,000 escrow shares

The Company is pleased to announce that it has granted 200,000 incentive stock options to a director of its wholly owned subsidiary, Verde Resources Corporation. The options are exercisable at a price of $1.44 per share until May 20, 2009.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeffrey J. Ciachurski"

Jeffrey J. Ciachurski

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.

N E W S R E L E A S E

May 25, 2004

Toronto Stock Exchange (Venture) Symbol: "WND"

Berlin Stock Exchange Symbol: "WWE"

Issued and Outstanding: 13,814,024

Including 1,150,000 escrow shares

APPOINTMENT OF BRYAN ROWNTREE AS CHAIRMAN OF THE ADVISORY BOARD

The Company is pleased to announce that Mr. Rowntree of Toronto, Ontario has joined the Company as chairman of its newly formed Advisory Board.

Mr. Rowntree is president of Rowntree Automotive Ltd., a major player in the Canadian automotive market for the past 50 years. Mr. Rowntree brings to the Company extensive experience and leadership in equipment financing, project development, human resource management and successful product branding and marketing.

Bryan is currently a director of the Automotive Hall of Fame, Detroit, Michigan; current director and past chairman of the Canadian Automotive Institute; past chairman of the Toronto Automotive Dealers Association and past chairman of the Canadian International Auto Show.

Mr. Ciachurski, the Company's President states "we are fortunate to have Mr. Rowntree chair our Company's advisory board. Bryan's leadership and vision are important to our Company's growth at this critical stage of development."

Western Wind Energy Corporation is a vertical developer of wind energy electrical generation projects in the Southwestern United States and Eastern Canada. Currently the Company has 535 megawatts of advanced stage wind projects in development including the first ever wind energy power purchase agreement executed in the State of Arizona.

The Company has granted to Mr. Rowntree, 100,000 incentive stock options exercisable at a price of $1.44 per share until May 25, 2009.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeffrey J. Ciachurski"

Jeffrey J. Ciachurski

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTERN WIND ENERGY CORP.
(Registrant)

Date: June 1, 2004	By:	"Jeffrey J. Ciachurski"
Jeffrey J. Ciachurski, President, CEO and Director